                         SECURITIES AND EXCHANGE COMMISSION

                                  WASHINGTON, D.C.

                                    FORM U-33-S

                          ANNUAL REPORT CONCERNING FOREIGN
                                 UTILITY COMPANIES

                          Filed Under Section 33(e) of the
                    Public Utility Holding Company Act of 1935,
                       as amended, for the fiscal year ended
                                 December 31, 1997

                               Filed pursuant to the
                   Public Utility Holding Company Act of 1935 by

                                PACIFIC ENTERPRISES
                               555 West Fifth Street
                           Los Angeles, California  90013



                 The Commission is requested to mail copies of all communications relating to this Annual Report to:

                               Leslie E. LoBaugh, Jr.
                         Vice President and General Counsel
                                Pacific Enterprises
                         633 West Fifth Street, Suite 5200
                           Los Angeles, California  90071



     Pacific Enterprises, a California corporation ("Pacific"), is a public utility holding company exempt from the Public Utility Holding Company Act of 1935, as amended (the "Holding Company Act"), by order of the Securities and Exchange Commission (the "Commission") pursuant to Section 3(a)(1) thereof. Pacific is the parent company of Southern California Gas Company ("SoCalGas"), a gas utility company and the only subsidiary company within Pacific's holding company system that is a public utility company.

     On behalf of SoCalGas and pursuant to Section 33(e) of the Holding Company Act, Pacific hereby files with the Commission this Annual Report Concerning Foreign Utility Companies on Form U-33-S for the fiscal year ended December 31, 1997.

     All terms used in this Annual Report shall have the same meanings as in the Holding Company Act and the rules and regulations thereunder.

Item 1 -- Identification of Foreign Utility Companies.

     A. Pacific indirectly holds interests in Camuzzi Gas Pampeana S.A. ("Pampeana") and Camuzzi Gas Del Sur S.A. ("Sur"), foreign utility companies having respective business addresses as follows:

     Camuzzi Gas Pampeana, S.A.
     Av. Alicia Moreau de Justo 240 (formerly Av. Davila), Dique 2
     (1007) Capital Federal, Argentina

     Camuzzi Gas Del Sur S.A.
     Av. Alicia Moreau de Justo 240 (formerly Av. Davila), Dique 2
     (1007) Capital Federal, Argentina

     Pacific's interests in Pampeana and Sur are held through Sempra Energy International (Espana) R.L., a wholly-owned subsidiary of Pacific Enterprises International ("PEI"). PEI is a wholly-owned subsidiary of Pacific and an associate company (but not a subsidiary company) of SoCalGas. PEI owns approximately 21.5% of the outstanding common stock of each of Sodigas Pampeana S.A. and Sodigas Sur S.A. which, in turn, respectively own approximately 70% of the outstanding common stock of Pampeana and 90% of the outstanding common stock of Sur.

     Pampeana and Sur hold the exclusive licenses from the Argentine Government to distribute natural gas in each of two contiguous regions of Argentina. Neither company derives any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution of natural or manufactured gas for heat, light or power within the United States of America, and neither company nor any of its subsidiary companies is a public utility company operating in the United States of America.

     Pampeana derives most of its income from the distribution at retail of natural or manufactured gas to industrial, commercial and residential customers within the Provinces of La Pampa and Buenos Aires (including certain portions of the metropolitan region of the city of Buenos Aires) in the Republic of Argentina. This region includes the cities of La Plata, Mar del Plata and Bahia Blanca.

     Sur derives its income from the distribution at retail of natural or manufactured gas to industrial, commercial and residential customers within the Province of Neuquen, Rio Negro, Chubut, Santa Cruz and Tierra del Fuego in the Republic of Argentina.

     The respective facilities used by Pampeana and Sur for the distribution at retail of natural or manufactured gas consist of transportation and distribution lines, meters, pumps, valves and pressure and flow controllers.

     B. Pacific indirectly holds an interest in Distribuidora de Gas Natural de Mexicali, S.de R.L. de C.V. ("DGN Mexicali"), a foreign utility company having its business address as follows:

          Distribuidora de Gas Natural de Mexicali, S. de R.L. de C.V. Avenida Reforma 1401-C
          Mexicali, Baja California
          Mexico

     Pacific's interest in DGN Mexicali is held through PEI, which owns a 30% interest in DGN Mexicali through its wholly-owned subsidiaries Pacific Enterprises International Mexico I, Pacific Enterprises International (Cayman
I) and Pacific Enterprises International (Cayman II).

     DGN Mexicali was awarded Mexico's first privatization license to build and operate a natural gas distribution system in Mexicali, Baja California. The system began distributing natural gas primarily to commercial customers in August 1997, and will be expanded to reach approximately 25,000 business and households within the next four years. DGN Mexicali does not derive any part of its income, directly, or indirectly, from the generation, transmission or distribution of electric energy for sale or the distribution of natural or manufactured gas for heat, light or power within the United States of America, and neither it nor any of its subsidiaries is a public utility company operating in the United States.

     C. Pacific indirectly holds an interest in DGN de Chihuahua, S.de R.L. de C.V. ("DGN Chihuahua"), a foreign utility having its business address as follows:

          DGN de Chihuahua, S.de R.L. de C.V.
          Avenida Zarco 2605
          Colonia Zarco, C.P. 31020
          Chihuahua, Chihuahua
          Mexico

     Pacific's interest in DGN Chihuahua is held through PEI, which owns a 47.5% interest in DGN Chihuahua through its wholly-owned subsidiaries Pacific Enterprises Mexico I, Pacific Enterprises International (Cayman I) and Pacific Enterprises International (Cayman II).

     In 1997, DGN was awarded a license from the Mexican government to build and operate a natural gas pipeline in Chihuahua, a city of approximately 630,000 people in northern Mexico. DGN Chihuahua began construction on the pipeline in late 1997. DGN Chihuahua also assumed control of an existing pipeline network serving 24 industrial customers. DGN Chihuahua does not derive any part of its income, directly, or indirectly, from the generation, transmission or distribution of electric energy for sale or the distribution of natural or manufactured gas for heat, light or power within the United States of America, and neither it nor any of its subsidiaries is a public utility company operating in the United States.

Item 2 -- Debt and Other Financial Obligations.

     Neither Pacific nor any of its system companies is subject to recourse for any debt or other financial obligation (through direct or indirect guarantees or otherwise) of Pampeana or Sur, DGN Mexicali or DGN Chihuahua.

Item 3 -- Service, Sales and Construction Contracts.

     There are no service, sales or construction contracts between Pacific or any of its system companies and Pampeana or Sur.

     DGN Mexicali and DGN Chihuahua have each entered into contacts with PEI Mexico Service Corporation ("Service Corp."), a subsidiary of PEI, to provide project management, engineering supervision and contact administration of the construction of their respective pipeline systems. The amount of compensation to be paid to Service Corp. equals the actual labor rates paid to Service Corp.'s employees, together with an amount to cover direct and indirect overhead costs. For 1997, the total amounts invoiced from Service Corp. to DGN Mexicali and DGN Chihuahua were $676,840 and $479,749, respectively.

    In addition, during 1997 DGN Mexicali and DGN Chihuahua purchased materials from SoCalGas. The amounts charged by SoCalGas to DGN Mexicali and DGN Chihuahua were $1,095,767 and $606,136, respectively, which amounts are comprised of the actual cost of the materials purchased plus approximately 6% of such costs to cover overhead costs.

Exhibit A

     Attached as Exhibit A to this Annual Report is an organizational chart showing the relationship of Pampeana, Sur, DGN Mexicali and DGN Chihuahua to Pacific and its system public utility companies.




Signature

     The undersigned company has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of the undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.


April 30, 1998                PACIFIC ENTERPRISES



                              By: /s/ LESLIE E. LOBAUGH, JR.
                                 ------------------------------
                                  Leslie E. Lobaugh, Jr.
                                  Vice President and General Counsel

                                     Exhibit A
                                         to

                 Annual Report Concerning Foreign Utility Companies
                                         on

                       Form U-33-S for the Fiscal Year ended
                                 December 31, 1997

                                      Filed by

                                PACIFIC ENTERPRISES



     The following organizational chart shows the relationship of Pacific Enterprises and its system public-utility companies to each foreign utility company:

PACIFIC ENTERPRISES

     --  Southern California Gas Company
     --  Pacific Enterprises International
          --  Sempra Energy International (Espana) R.L.
               --  Sodigas Pampeana S.A. (21.5%)
                    --  Camuzzi Gas Pampeana S.A. (70%)
               --  Sodigas Sur S.A. (21.5%)
                    --  Camuzzi Gas Del Sur S.A. (90%)
          --  Pacific Enterprises International (Cayman I)
               --  Pacific Enterprises International Mexico I (99%)
                    --  Distribuidora de Gas Natural de Mexicali, S. de R.L.
                         de C.V. (30%)
                    --  DGN Chihuahua, S. de R.L. de C.V. (47.5%)
          --  Pacific Enterprises International (Cayman II)
               -- Pacific Enterprises International Mexico I (1%)